900 South Capital of Texas Highway Las Cimas IV, Fifth Floor Austin, TX 78746-5546 phone 512.338.5400 fax 512.338.5499 www.wsgr.com
July 28, 2010
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Barbara C. Jacobs, Assistant Director Patrick Gilmore, Accounting Branch Chief Katherine Wray, Staff Attorney Jennifer Fugario, Staff Accountant

Re:	RealPage, Inc.
Registration Statement on Form S-1
File No. 333-166397
Initially Filed April 29, 2010
Amendment No. 4 Filed July 28, 2010
Ladies and Gentlemen:
          We are submitting this letter on behalf of RealPage, Inc. (the “Company”) to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the Staff’s review of the Company’s Registration Statement on Form S-1 (File No. 333-166397) (the “Registration Statement”). The Company is concurrently filing Amendment No. 4 to the Registration Statement (“Amendment No. 4”), marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are providing by courier delivery to the Staff a copy of this letter and four marked copies of Amendment No. 4 (against Amendment No. 3 to the Registration Statement filed on July 26, 2010).
     In response to comment 1 in the Staff’s letter dated July 19, 2010 and pursuant to a telephone conversation with Jennifer Fugario and Katherine Wray on July 27, 2010, the Company has revised its presentation of pro forma earnings per share as it appears in the tables on page 8 in “Summary Consolidated Financial Data,” page 44 in “Selected Consolidated Financial Data,” page F-4 in “Consolidated Statements of Operations” and page F-29 in “Notes to Consolidated Financial Statements.” Specifically, the Company has revised its computation of pro forma earnings per share to use a denominator that includes only those common shares sold by the Company in the offering whose proceeds are being used for debt repayment and revised the related disclosure in footnote (2) on each of pages 9 and 45 and Note 11 on pages F-28 through F-29 to clarify that the denominator used in computing pro forma earnings per share includes only those common shares sold by the Company in the offering whose proceeds are being used for debt repayment. Additionally, the Company has added a presentation of pro forma as adjusted earnings per share in the tables on page 8 in “Summary Consolidated Financial Data,” page 44 in “Selected Consolidated Financial Data,” page F-4 in “Consolidated Statements of Operations” and page F-29 in “Notes to Consolidated Financial Statements,” which computation uses a denominator that includes all common shares sold by the Company in the offering and added related footnote disclosure on pages 9 and 45 and in Note 11 on page F-29. The Company believes that the additional disclosure regarding pro forma earnings per share is meaningful to investors as it reflects the dilutive effect of the common shares sold by the Company in the offering.
     In response to a question raised by Ms. Wray pursuant to a telephone conversation on July 27, 2010, the Company has revised the disclosure on page F-19 to provide more details regarding the consideration paid by the Company in connection with the eReal Estate Integration, Inc. acquisition.
          As requested by the Staff in comment 3 in the Staff’s letter dated July 19, 2010, the Company is supplementally providing with this letter a copy of the fully executed shareholder consent required for mandatory conversion of all of the Company’s redeemable convertible preferred stock.
          If you should have any questions regarding the above or the Registration Statement, please do not hesitate to call the undersigned at (512) 338-5401. We look forward to hearing from you soon.

Very truly yours, WILSON SONSINI GOODRICH & ROSATI, Professional Corporation
/s/ Paul R. Tobias

Paul R. Tobias, Esq.

Enclosures

cc:	Timothy J. Barker, RealPage, Inc. (w/o enclosures) Margot Lebenberg, RealPage, Inc. (w/o enclosures) William H. Hinman Jr., Simpson Thacher & Bartlett LLP (w/o enclosures)

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